June 1, 2009

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
File No. 001-09810

Dear Ms. Jenkins:

We have received your letter dated May 26, 2009 providing comments of the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Owens & Minor, Inc. (the “Company”).

The Company is working expeditiously to respond to the Staff’s comments. However, in order to fully address the comments, the Company believes that it will require additional time to consider and respond to the Staff’s questions in consultation with the Company’s independent accountants and outside counsel. Accordingly, we respectfully request an extension of time to Friday, June 26, 2009.

We appreciate the Staff’s assistance in this matter. If you have any further questions or comments, please contact me at (804) 723-7945 or Olwen Cape, Vice President and Controller, at (804) 723-7550.

Sincerely,

Owens & Minor, Inc.

/s/ Grace R. den Hartog
Grace R. den Hartog
Senior Vice President, General Counsel and Corporate Secretary

Owens & Minor, Inc.

9120 Lockwood Boulevard, Mechanicsville, VA 23116-2015

(804) 723-7000 • FAX (804) 723-7100

www.owen-minor.com